Exhibit 99.2

First Quarter 2024 Financial Results MAY 2, 2024

Colliers | 2

Forward-Looking Statements

This presentation includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; the impact of higher than expected inflation could impact profitability of certain contracts; impact of pandemics on client demand, ability to deliver services and ensure the health and productivity of employees; disruptions or security failures in information technology systems; cybersecurity risks; a change in/loss of our relationship with US government agencies could significantly impact our ability to originate mortgage loans; default on loans originated under the Fannie Mae Delegated Underwriting and Servicing program could materially affect our profitability; the effect of increases in interest rates on our cost of borrowing and political conditions or events, including elections, referenda, changes to international trade and immigration policies and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company's Annual Information Form for the year ended December 31, 2023 under the heading "Risk Factors" (which factors are adopted herein, and which can be accessed at www.sedarplus.ca) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This presentation does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Non-GAAP measures

This presentation makes reference to certain non-GAAP measures, including local currency ("LC") revenue growth rate, internal revenue growth rate, Adjusted EBITDA ("AEBITDA"), Adjusted EPS ("AEPS"), free cash flow, assets under management ("AUM"), fee paying assets under management ("FPAUM"). Please refer to Appendix for reconciliations to GAAP measures.

Colliers 3 (US $ millions, except per share amounts) Highlights • Continued growth and resiliency from highly diversified recurring services in the traditionally slow first quarter • Outsourcing & Advisory, Investment Management and Leasing up over the prior year • Ongoing interest rate uncertainty and geopolitical tensions continue to weigh on Capital Markets • Secured $300 million in new equity to fuel further expansion • Subsequent to quarter end, acquired Colliers Philadelphia, significantly strengthening presence in the mid - Atlantic region USD LC (1) Revenue 1,002.0 965.9 4% 4% Adjusted EBITDA 108.7 104.6 4% 4% Adjusted EBITDA Margin 10.8% 10.8% Adjusted EPS 0.77 0.86 -10% GAAP Operating Earnings 43.3 22.1 96% GAAP Operating Earnings Margin 4.3% 2.3% GAAP diluted EPS 0.26 -0.47 NM Three months ended March 31 2024 2023 %Change (1) Local Currency

49% 24% 16% 11% Please refer to Appendix 38% 27% 35% 60% Recurring 73% Recurring TTM Q1 2024 Revenue by Service TTM Q1 2024 AEBITDA by Service Colliers 4 Outsourcing & Advisory Investment Management Leasing Capital Markets Leasing and Capital Markets Trailing twelve months ended March 31, 2024 Broad Diversification

Colliers 5 First Quarter (US$ millions) Consolidated Revenues % Change over Q1 2023 USD LC Outsourcing & Advisory 9% 9% Investment Management (1) 1% 1% Leasing 2% 2% Capital Markets -9% -8% Total 4% 4% Revenue Mix Q1 2024 Q1 2023 Outsourcing & Advisory 50% 47% Investment Management 12% 12% Leasing 24% 25% Capital Markets 14% 16% Total 100% 100%                                 4  4  Outsourcing & Advisory Investment Management (1) Capital Markets Leasing Local currency internal growth: 2% (1) Investment Management LC revenue growth, excluding pass - through carried interest, was down 1%

Colliers 6 First Quarter (US$ millions) Geographic Mix Q1 2024 Revenues Q1 2023 Revenues $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW          Q1 2024 AEBITDA Q1 2023 AEBITDA (1) Q1 2024 GAAP Operating Earnings: $29.0M Americas, ($20.5M) EMEA, $11.5M Asia Pacific, $38.9M Investment Management (2) Q1 2023 GAAP Operating Earnings: $32.9M Americas, ($25.0M) EMEA, $5.0M Asia Pacific, $14.8M Investment Management $PHULFDV    (0($    $VLD3DFLȴF    ΖQYHVWPHQW 0DQDJHPHQW

Colliers 7 First Quarter (US$ millions) Americas GAAP Operating Earnings: Q1 2024 $29.0M at 4.8% margin; Q1 2023 $32.9M at 5.7% margin Higher Outsourcing & Advisory and Leasing revenues as well as the favourable impact of recent acquisitions Capital Markets revenues impacted by interest rate uncertainty Adjusted EBITDA margin impacted by service mix                         4  4  USD LC Revenue Growth 4% 4% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 8 First Quarter (US$ millions) EMEA GAAP Operating Earnings: Q1 2024 ($20.5M) at (14.0%) margin; Q1 2023 ($25.0M) at (17.5%) margin Lower transactional activity, particularly in Germany partly offset by solid growth in Outsourcing & Advisory Adjusted EBITDA impacted by declines in higher margin transactional revenues                         4  4  USD LC Revenue Growth 2% -1% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 9 First Quarter (US$ millions) APAC GAAP Operating Earnings: Q1 2024 $11.5M at 9.1% margin; Q1 2023 $5.0M at 4.2% margin Favourable impact of recent acquisitions and elevated Capital Markets activity in several markets in Asia, especially Japan Adjusted EBITDA margin higher on higher revenues and service mix                         4  4  USD LC Revenue Growth 5% 9% Revenues AEBITDA Outsourcing & Advisory Leasing Capital Markets

Colliers 10 First Quarter (US$ millions) Investment Management GAAP Operating Earnings: Q1 2024 $38.9M at 31.7% margin; Q1 2023 $14.8M at 12.3% margin Revenue impacted by softer fundraising activity and modest valuation adjustments in perpetual funds Adjusted EBITDA impacted by increased investment in new products and strategies and enhanced distribution capabilities AUM of $96.3 billion as of March 31, 2024 ($98.2 billion as of December 31, 2023) impacted by modest unrealized valuation adjustments which were less than benchmark indices Revenues AEBITDA USD LC Revenue Growth 1% 1% Revenue Growth* -1% -1% *excluding pass-through carried interest                   4  4  Pass - through carried interest Investment Management

36% 52% 12% Perpetual Capital Long-dated Funds Managed Accounts AUM by Strategy Colliers 11 Focus on long - duration, highly differentiated AUM Investment Management 50% 21% 25% 4% Alternatives Infrastructure Traditional Real Estate Credit AUM by Asset Class 78% 22% North America EMEA AUM by Geography AUM: $96.3B | FPAUM: $49.8B

• Leverage ratio of 2.0x • Completed equity offering in February 2024, issuing 2.5 million shares for net proceeds of $287 million • More than $1 billion of available liquidity as of March 31, 2024 • Anticipating capital expenditures of $75 - $80 million in 2024 Colliers 12 (US$ millions) Capitalization & Capital Allocation Cash $ 165.3 $ 181.1 $ 178.7 Total Debt 1,350.4 1,502.6 1,618.2 Net Debt $ 1,185.1 $ 1,321.5 $ 1,439.5 Convertible Notes - - 226.9 Redeemable non-controlling interests 1,060.2 1,072.1 1,073.6 Shareholders' equity 1,164.1 850.5 493.3 Total capitalization $ 3,409.4 $ 3,244.1 $ 3,233.3 Net debt / pro forma adjusted EBITDA - Leverage Ratio (1) 2.0x 2.2x 2.2x Capital Expenditures $ 16.9 $ 18.9 Acquisition Spend (2) $ 5.9 $ 13.4 Three months ended March 31, 2024 March 31, 2023 March 31, 2024 December 31, 2023 March 31, 2023 (1) Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in acc ord ance with debt agreements (2) Includes business acquisitions, contingent acquisition consideration and purchases of non - controlling interests in subsidiar ies

Maintaining outlook for 2024 Colliers 13 The financial outlook is based on the Company’s best available information as of the date of this presentation, and remains s ubj ect to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit ava ila bility for commercial real estate transactions could materially impact the outlook. 2024 Outlook Actual 2023 Measure +5% to +10% - 3% Revenue growth +5% to +15% - 6% Adjusted EBITDA growth +10% to +20% - 23% Adjusted EPS growth (US$ millions) Outlook for 2024

Appendix Reconciliation of non - GAAP measures

Colliers 15 Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings (loss) $ 14,136 $ (907) Income tax 9,970 3,539 Other income, including equity earnings from non-consolidated investments (651) (3,320) Interest expense, net 19,872 22,832 Operating earnings 43,327 22,144 Depreciation and amortization 50,508 49,492 Gains attributable to MSRs (1,315) (3,035) Equity earnings from non-consolidated entites 436 3,154 Acquisition-related items 1,940 26,468 Restructuring costs 7,111 743 Stock-based compensation expense 6,688 5,657 Adjusted EBITDA $ 108,695 $ 104,623 Three months ended March 31, 2024 March 31, 2023

Colliers 16 Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share Adjusted EPS is calculated using the “if - converted” method of calculating earnings per share in relation to the Convertible Note s, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023 (US$ thousands) Net earnings (loss) $ 14,136 $ (907) Non-controlling interest share of earnings (8,921) (10,941) Interest on Convertible Notes - 2,300 Amortization of intangible assets 35,086 36,843 Gains attributable to MSRs (1,315) (3,035) Acquisition-related items 1,940 26,468 Restructuring costs 7,111 743 Stock-based compensation expense 6,688 5,657 Income tax on adjustments (11,127) (11,348) Non-controlling interest on adjustments (6,130) (5,153) Adjusted net earnings $ 37,468 $ 40,627 (US$) Diluted net earnings (loss) per common share $ 0.26 $ (0.42) Interest on Convertible Notes, net of tax - 0.04 Non-controlling interest redemption increment (0.15) 0.17 Amortization expense, net of tax 0.47 0.48 Gains attributable to MSRs, net of tax (0.01) (0.04) Acquisition-related items (0.02) 0.52 Restructuring costs, net of tax 0.11 0.01 Stock-based compensation expense, net of tax 0.11 0.10 Adjusted EPS $ 0.77 $ 0.86 Diluted weighted average shares for Adjusted EPS (thousands) 48,845 47,422 Three months ended March 31, 2024 March 31, 2023 Three months ended March 31, 2024 March 31, 2023

Colliers 17 Reconciliation of net cash flow from operations to free cash flow (US$ thousands) Net cash used in operating activities $ (137,615) $ (132,568) Contingent acquisition consideration paid 2,738 272 Purchase of fixed assets (16,873) (18,883) Cash collections on AR Facility deferred purchase price 33,918 30,772 Distributions paid to non-controlling interests (10,306) (11,061) Free cash flow $ (128,138) $ (131,468) Three months ended March 31, 2024 March 31, 2023

Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non - US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers. Assets under management We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Fee paying assets under management We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers. Recurring revenue percentage Recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Revenue for this purpose incorporates the expected full year impact of acquisitions and dispositions. Adjusted EBITDA from recurring revenue percentage Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve - month basis and represents the proportion of adjusted EBITDA that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long - term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as calculated for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions. Colliers 18 Other Non - GAAP Measures